UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  001-13684

CUSIP Number:  018772103

NOTIFICATION OF LATE FILING

(Check One):

 Form 10-K        Form 20-F    Form 11-K    Form 10-Q [X]
Form N-SAR    Form N-CSR

For Period Ended:     September 30, 2005

 Transition Report on Form 10-K

 Transition Report on Form 10-Q

 Transition Report on  Form 20-F

 Transition Report on Form N-SAR

 Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Alliance One International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

8001 Aerial Center Parkway

City, State and Zip Code

Morrisville, NC 27560-8417

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 by the prescribed deadline, November 9, 2005.  After filing its Form 10-Q for the quarter ended June 30, 2005, the Company identified an issue with the accounting treatment in the financial statements concerning the repatriation of foreign earnings of Standard Commercial Corporation (merged into the Company on May 13, 2005).  While preparing the financial statements for the quarter ended September 30, 2005, the Company’s internal accountants were also attempting to analyze this tax issue and, later, determine the correct restatement of the June 30, 2005 results.  During that process, the Company was not able to complete certain components of the financial statements to ensure their accuracy and completeness for the quarter ended September 30, 2005 on a timely basis.  As a result, the Company is unable, without unreasonable effort and expense, to complete and file with the SEC the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 by November 9, 2005, the prescribed deadline.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

James A. Cooley

919-379-4303

(Name)

(Area Code)  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).          Yes [X]      No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?       Yes [X]      No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

November 9, 2005

By:

/s/ James A Cooley

James A Cooley

Executive Vice President -

Chief Financial Officer

Annex A

It is anticipated that the results of operations for the fiscal quarter ended September 30, 2005 will change substantially from the results of operations for the same quarter in the last fiscal year due primarily to the completion of the Company’s merger with Standard Commercial Corporation on May 13, 2005.  The results for the current quarter will include Standard’s results of operations. The results for the six month period ended September 30, 2005 will include Standard’s results of operations for the period from May 13, 2005 through September 30, 2005.

The Company expects to report a net loss of $20.5 million for its second quarter ended September 30, 2005, compared to net income of $5.6 million, or $0.12 per basic share, for the year earlier quarter, and a net loss for the six months ended September 30, 2005, of $101.2 million, compared to net income of $19.0 million, for the year earlier period.

The Company believes the change in financial performance is attributable in part to the significant increase in operating costs in the important Brazilian market in comparison to the prior year due to increased Brazilian Real-denominated green prices paid to growers, the inflationary effect on both procurement and conversion costs from the increased strength of that local currency against the U.S. dollar, and the absorption of certain local trade taxes.  Thus far, the Company has been unable to recover these costs in selling price increases.

Detailed Summary of Changes

Sales and other operating revenues for the quarter were $621.0 million, compared to $341.1 million for the year earlier quarter, primarily due to the inclusion of the newly merged Standard operations.

Gross profit as a percentage of sales and other operating revenues for the quarter fell sharply to 10.5%, compared to 16.5% for the year earlier quarter.  The trends previously disclosed in the first quarter were a continuing major contributor.  First, gross profit was negatively affected by approximately $3.7 million relating to valuation adjustments made to Standard Commercial inventories as required by the purchase method of accounting.  Specifically, inventories were valued on the opening balance sheet at fair market value, which substantially eliminates future gross profit.   Second, shipments from Brazil in the second quarter reflected substantially lower margins due to increased crop costs without a corresponding increase in selling prices sufficient to offset these additional costs.

Selling, general and administrative (SG&A) expenses for the quarter increased $14.5 million or 46.4% from $31.4 million in 2004 to $45.9 million in 2005.  The increase is primarily due to the additional expenses of the newly merged Standard operations.  Expenses were further increased by the impact of expenses denominated in foreign currencies, primarily a 27% increase in the Brazilian Real.

Interest expense for the second quarter was $30.8 million, compared to $12.8 million for the year earlier quarter, reflecting the Company’s post-merger capital structure together with higher interest rates.

At September 30, 2005, total debt net of cash was $1.094 billion, compared to $628.3 million at September 30, 2004 and $1.242 billion at June 30, 2005.  The $148 million reduction from June 30, 2005 resulted from shipments of committed inventories to customers, combined with normal seasonal reductions in crop lines.

Inventories and advances to growers (net of customer advances) increased by $315.3  million, and trade receivables increased by $87.8 million in comparison to September 30, 2004.  At September 30, 2005, the Company had seasonally adjusted available lines of credit of $860.8 million, of which $425.4 million was outstanding with a weighted average interest rate of 4.8%.  Unused short-term lines of credit amounted to $385.8 million.  The Company also had $36.6 million letters of credit outstanding and an additional $13.0 million of letters of credit lines available.  Excluding the long-term credit agreements, total maximum borrowings during the quarter were $672.7 million.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based on the current beliefs and expectations of Alliance One’s management and are subject to significant risks and uncertainties.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One’s customers.  Additional factors that could cause Alliance One’s results to differ materially from those described in the forward-looking statements can be found in Alliance One’s (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (www.sec.gov).